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                            November 2, 2020

       Jason Remillard
       Chief Executive Officer
       Data443 Risk Mitigation, Inc.
       101 J Morris Commons Lane
       Suite 105
       Morrisville, NC 27560

                                                        Re: Data443 Risk
Mitigation, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed April 17,
2020
                                                            File No. 000-30542

       Dear Mr. Remillard:

              We have reviewed your September 25, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 10, 2020 letter.

       Form 10-K for the Year Ended December 31, 2019

       Financial Statements
       Note 3: Intellectual Property, page 39

   1. We note in your response to comment 1 that you state that you acquired one identifiable asset, software.
However, we also note that you acquired accounts receivable
                                                        and liabilities related
to existing DataExpress clients and that you acquired the
                                                        trademarked name,
DataExpress in conjunction with the acquisition. These factors support a conclusion
that a business was acquired. Refer to the guidance in ASC 805-10-
                                                        55-4 - 55-9. Revise to
account for the transaction as a business combination under ASC
                                                        805 and provide all
financial statements required pursuant to Rule 8-04 of Regulation S-X and Article 11 pro
forma financial information for the business combination.
 Jason Remillard
Data443 Risk Mitigation, Inc.
November 2, 2020
Page 2
2. We note that your included proposed disclosure revisions in response to comment 2.
         Please expand the disclosure to address changes in assumptions that resulted in the decrease in fair value, such as the reason for the decrease in fair value under your income approach.

        You may contact Claire DeLabar, Staff Accountant at 202-551-3349 or
Robert
Littlepage, Accountant branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJason Remillard                              Sincerely,
Comapany NameData443 Risk Mitigation, Inc.
                                                               Division of
Corporation Finance
November 2, 2020 Page 2                                        Office of
Technology
FirstName LastName